    As filed with the Securities and Exchange Commission on November 9, 1999
                          Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         FORM S-3 REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ACCUMED INTERNATIONAL, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                DELAWARE                               36-4054899
     (State or other jurisdiction of               (I.R.S. Employer
      incorporation or organization)              Identification no.)

                        920 N. FRANKLIN STREET, SUITE 402
                             CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
--------------------------------------------------------------------------------
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                                PAUL F. LAVALLEE
                             Chief Executive Officer
                           AccuMed International, Inc.
                        920 N. Franklin Street, Suite 402
                             Chicago, Illinois 60610
                                 (312) 642-9200
--------------------------------------------------------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    Copy to:
                             JOYCE L. WALLACH, ESQ.
                           AccuMed International, Inc.
                        920 N. Franklin Street, Suite 402
                             Chicago, Illinois 60610
                                 (312) 642-9200
                             Telecopy (312) 642-2985

        Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement.

        If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE

                                          PROPOSED           PROPOSED
                                           MAXIMUM           MAXIMUM
    TITLE OF                              AGGREGATE         AGGREGATE
SECURITIES TO BE      AMOUNT TO BE          PRICE            OFFERING       REGISTRATION
   REGISTERED          REGISTERED        PER SHARE(1)          PRICE             FEE
----------------------------------------------------------------------------------------
Common Stock
  Underlying
  Convertible Note   250,000 shares          $1.75            $437,500           $122
========================================================================================
TOTAL                250,000 shares          $1.75            $437,500           $122
----------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on $1.75 per share, the average of the high and low sales prices reported for the Common Stock on November 4, 1999.

PROSPECTUS

                                 250,000 SHARES
                           ACCUMED INTERNATIONAL, INC.
                                  COMMON STOCK

        This Prospectus relates to 250,000 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of AccuMed International, Inc., a Delaware corporation (the "Company" or "AccuMed") all of which are underlying a Floating Rate Convertible Note (the "Convertible Note"). The Company will not receive any of the proceeds from any sales of the Shares. If the holder fully converts the Convertible Note into the Shares, the Company will be relieved of the obligations to repay to the holder the CND$500,000 principal amount of the Convertible Note. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the terms of the Convertible Note made by the Company in favor of the holder (the "Selling Securityholder.") See "Selling Securityholder."

        The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") SmallCap Market under the trading symbol "ACMI." The Selling Securityholder may, from time to time, sell the Shares at market prices prevailing on Nasdaq at the time of the sale or at negotiated prices (this "Offering") under the terms described under the caption "Plan of Distribution." See "Risk Factors," "Selling Securityholder" and "Plan of Distribution."

        The last reported sale price for the Common Stock on November 4, 1999, as reported on the Nasdaq SmallCap Market, was $1.75 per share.

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 13.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

        No underwriting commissions or discounts will be paid by the Company in connection with this Offering. Estimated expenses payable by the Company in connection with this Offering are approximately $18,000.

          This date of this Prospectus is _____________________, 1999.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: the Company's history of losses and uncertainty of profitability; the uncertainty of market acceptance of the Company's products; the Company's limited sales, marketing and distribution experience and dependence on distributors; the Company's highly competitive industry and rapid technological change within such industry; the Company's ability to obtain rights to technology and obtain and enforce patents and other proprietary rights; the Company's ability to commercialize and manufacture products; the results of clinical studies; the results of the Company's research and development activities; the business abilities and judgment of the Company's personnel; the availability of qualified personnel; changes in, or failure to comply with, governmental regulations; the ability to obtain adequate financing in the future; general and business conditions; and other factors referenced in this Prospectus. See "Risk Factors."

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: New York Regional Office, 7 World Trade Center, Room 1400, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company, at http://www.sec.gov. The Common Stock is quoted on the Nasdaq SmallCap Market and reports and other information regarding the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

        Additional information regarding the Company and the securities offered hereby is contained in Registration Statement on Form S-3 (Registration No. 333-_______) of which this Prospectus forms a part, and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from, the office of the

Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    The Company furnishes stockholders with annual reports containing audited financial statements and other periodic reports as the Company may deem to be appropriate or as required by law or the rules of the National Association of Securities Dealers, Inc.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein and shall be deemed to be a part hereof:

(1)     The Company's Annual Report on Form 10-K for the year ended December 31,
        1998.

(2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

(4) The description of the Common Stock contained in the Company's Amendment No. 1 to Registration Statement on Form 8-A/A filed with the Commission on January 2, 1996.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits and other information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests for such documents should be directed to AccuMed International, Inc., located at 920 North Franklin Street, Suite 402, Chicago, Illinois 60610, Attn: Chief Financial Officer, telephone (312) 642-9200.

        The following are trade names and common law trademarks or registered trademarks of the Company: the "ACCUMED" logo and name, "ACCELL," "TRACCELL," "ACCUTECH, "ACCELL-SAVANT," "ONCOMETRICS," "SPECIFIND," "MACCELL," "MACROVISION," "RELATIONAL CYTOPATHOLOGY REVIEW GUIDE," "IMPROVING CYTOLOGY PROCESSES," and "AND YOU THOUGHT YOU'D SEEN IT ALL."

        The Company's address is 920 North Franklin Street, Suite 402, Chicago, Illinois 60610, and its telephone number is (312) 642-9200.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including information under "Risk Factors," and the financial statements incorporated be reference herein. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

                                   THE COMPANY

BACKGROUND

        AccuMed International, Inc. was incorporated in California in June 1988 under the name Alamar Biosciences, Inc. Prior to December 29, 1995, the Company was engaged in developing, manufacturing and marketing microbiology products, including alamarBlue(TM) and certain diagnostic test kits under the name Alamar. AccuMed, Inc., an Illinois corporation, was formed in February 1994 and was engaged in researching and developing cytopathology products. Effective January 1995, AccuMed, Inc. acquired the Sensititre microbiology business by purchasing certain assets of a division of Radiometer America, Inc. and purchasing from Radiometer (UK) Limited all of the shares of Sensititre Limited, an English registry company (renamed AccuMed International Limited, "AccuMed UK," and collectively, such businesses are referred to as "AccuMed, Inc."). On December 29, 1995, AccuMed, Inc. merged with and into the Company (the "Alamar Merger"). The Company then changed its name to AccuMed International, Inc., reincorporated under Delaware law and changed its fiscal year end from September 30 to December 31.

        On October 15, 1996, the Company acquired a two-thirds interest in Oncometrics Imaging Corp., a company continuing under the laws of the Yukon Territory, Canada ("Oncometrics"). Oncometrics was formed in 1995 as a wholly-owned subsidiary of the Selling Securityholder, Xillix Technologies Corp., to complete the development of an automated instrument designed to be used in the detection, diagnosis and prognosis of early-stage cancer by measuring the DNA in cells on microscope slides. See "Certain Relationships and Transactions."

        On October 15, 1996, the Company acquired all the outstanding shares of common stock (the "RADCO Stock") not already owned by the Company of RADCO Ventures, Inc., a Delaware corporation ("RADCO"), at which time RADCO became a wholly-owned subsidiary of the Company. RADCO was formed in March 1996, for the purpose of developing a diagnostic microbiology test panel and automated reading instrument known as FluoreTone(TM). RADCO was merged with and into the Company effective November 15, 1996, at which time RADCO ceased to exist as a separate corporate entity.

        On March 3, 1997, the Company acquired the ESP(TM) Culture System II product line (the "ESP Product Line") for a total purchase price of $6,000,000 in cash. This acquisition consisted of accounts receivable, inventories, production equipment and a portfolio of rental instruments used to detect microorganisms in blood cultures. The purchase price was ultimately funded by an $8,500,000 private placement of convertible debt and warrants to purchase 850,000 shares of Common Stock.

        On March 5, 1998, the Company announced that the Board of Directors has authorized management to seek buyers for the Company's microbiology business.

        On May 19, 1998, stockholders approved an amendment to the Company's Certificate of Incorporation to effect a one-for-six reverse stock split on the Common Stock. Such reverse stock split became effective at the opening of trading on May 21, 1998.

        On June 26, 1998, the Company paid a purchase price of CND$500,000 in cash and the Convertible Note in to acquire from the Selling Securityholder the remaining one-third interest in Oncometrics. At such time, Oncometrics became a wholly-owned subsidiary of the Company. See "Certain Relationships and Transactions."

        On January 29, 1999, the Company completed the sale of substantially all the assets and certain liabilities related to the Company's microbiology division, including the Company's formerly wholly-owned subsidiary AccuMed UK (such assets and liabilities are collectively referred to as the "Microbiology Business"). The Microbiology Business was sold to Trek Diagnostic Systems, Inc. ("Trek") for a purchase price of $15,150,000 in cash (subject to post-closing adjustments). A portion of the proceeds totaling $9,415,000 was used to retire a revolving line of credit, secured notes payable, unsecured notes payable, accrued interest thereon, and expenses related to the transaction.

        The Company and Microsulis Corporation, a Florida corporation ("Microsulis"), have entered into a Letter of Intent dated October 6, 1999, as amended (the "Letter of Intent"), pursuant to which Microsulis would be merged (the "Microsulis Merger") with and into the Company or a wholly-owned subsidiary of the Company, and the Company would continue as a corporate entity (the "Surviving Corporation"). The Letter of Intent provides that the Company's current stockholders would retain an aggregate of approximately 37.5% of the outstanding Common Stock and Microsulis stockholders would receive an aggregate of approximately 62.5% of the Common Stock in the Surviving Corporation. The Common Stock would remain unchanged. Pursuant to a license agreement with Microsulis PLC of the United Kingdom ("Microsulis PLC"), Microsulis has exclusive marketing and distribution rights, and the potential option of manufacturing rights, in the Western Hemisphere for Microwave Endometrial Ablation ("MEA(TM)") systems and related applicators developed and manufactured by Microsulis PLC. Consummation of the Microsulis Merger is subject to the following conditions, among others, (i) satisfaction with the results of a due diligence investigation by each corporation with respect to the other, (ii) negotiation, board approval, and execution and delivery of a definitive merger agreement containing representations, warranties, covenants and conditions customary in such transactions, (iii) effectiveness of a registration statement registering the shares of Common Stock to be issued to Microsulis stockholders and clearance by the Commission of the Company's proxy materials for use in connection with a special meeting of stockholders, and (iv) approval of the Microsulis Merger by the stockholders of the Company and Microsulis. Terms of the Microsulis Merger as set forth in the definitive merger agreement, if any, could be materially different from those of the Letter of Intent as described herein. There can be no assurances that the Microsulis Merger will be consummated. See "Recent Developments."

THE BUSINESS

        The Company is engaged in the development and commercialization of products, using patented and proprietary technology, that support the review and analysis of cytology and histology preparations in the diagnostic laboratory healthcare market. The Company's primary focus is on the development of cytology and histology products that improve the quality of cell-based specimen analyses and increase productivity in the clinical diagnostic laboratory. The initial products developed were designed for review and analysis of both cervical and non-cervical conventional Pap smears and liquid-based preparations. The Company has made significant expenditures on research and development, patent applications, and regulatory approvals to bring these products to a marketable position.

        The Company commenced sales of its initial cytopathology product, the AcCell(TM) Cytopathology System, an automated slide handling, data management system and microscopy workstation, at the end of the first quarter of 1996. The TracCell(TM) 2000 Slide Mapping System (the "TracCell 2000") is a slide mapping system that automatically creates a computerized map that excludes empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the slide. A human screener then reviews the mapped specimen through an AcCell microscopy workstation. In August 1997, the United States Food and Drug Administration (the "FDA") granted the Company clearance to market the TracCell 2000 in the United States pursuant to a pre-market notification under Section 510(k) under the United States Food, Drug and Cosmetic Act (the "FD&C Act").

        The Company believes it is the only company competing in the computer-aided cytology screening cytodiagnostic market with a modular, expandable product (the "AcCell(TM)" cytopathology workstations and systems) that allows customers to upgrade to more fully automated versions and with a product line that support both gynecological and non-gynecological specimen analysis using both conventional Pap smears as well as liquid-based preparations.

        Although the cervical Pap test is the largest volume diagnostic cytology test, the cytopathology laboratory routinely conducts other tests based on samples from numerous organs and areas of the body, all of which require precision optical microscopy and careful error-free management of data to be implemented effectively. The Company is currently developing products for these applications by combining its AcCell technology with other proprietary technology developed by the Company for use in connection with the analysis of these tests in a manner similar to that of qualitative and quantitative Pap tests. The tests and methods rely, in part, on computer-aided microscopy, electronic imaging, image cytometry, digital image processing and analysis, cytochemistry, and medical informatics technologies.

        The Company and Ampersand Medical Corp. ("Ampersand") entered into a Patent and Technology License Agreement on September 4, 1998, pursuant to which the Company granted to Ampersand an exclusive license in certain patents and other intellectual property for use in products that relate to in vitro cytological and/or histological specimen and/or sample fixation and analysis. Pursuant to the agreement, the Company received an initial license fee and is entitled to receive certain minimum guaranteed royalty payments during the minimum five-year term of the agreement. Ampersand is in default on payment obligations aggregating $600,000 due September 7, 1999, and has been given notice of a cure period ending November 21, 1999. There can be no assurance that Ampersand will perform its payment obligations under the agreement.

        Early Lung Cancer Screening. The Company has also developed and assembled technologies and systems that could lead to a much more effective, sensitive, reliable, and commercially viable early lung cancer testing program to identify individuals with early more curable lung cancer.

        The Company believes a screening program for early lung cancer detection and diagnosis is possible. It must rely upon identifying and recruiting high-risk patient populations into non-invasive screening programs before they become symptomatic. A screening program for high-risk individuals has the potential to not only save lives, but also be a highly cost-effective healthcare program by significantly reducing overall healthcare costs due to earlier detection and treatment.

        To achieve this goal, the Company is developing a cell and sample analysis instrument platform, the AcCell-Savant. The AcCell-Savant, a quantitative microscopy analytical instrument, incorporates features and benefits derived from the AccuMed proprietary AcCell workstations and TracCell slide mapping systems. It relies on several core technologies including cytochemistry, computer-aided microscopy, electronic imaging, digital image processing and analysis, and medical informatics. This cell analysis platform facilitates the direct measurement of cellular changes (e.g., "MAC" or Malignancy-Associated Changes) associated with early disease development and progression. The Company believes such cellular assays could be performed, with the AcCell-Savant, more sensitively, accurately, and reproducibly than is possible by the human eye-brain combination alone. The instrument's photodetectors, electro-mechanical precision, ability to focus selectively cell-by-cell and nucleus-by-nucleus on the most informative cell populations, image processing and analysis algorithms, and statistical calibration and classification methods gives the cytotechnologist, cytopathologist, and cytologist-in-general the ability to analyze multiple lung cancer markers and probes simultaneously for improved sensitivity, specificity and positive predictive value. The human-machine interface allows the pathologist to consider, in suspicious cases, the objective, visual and subvisual AcCell-Savant data in their patient diagnostic reports.

        The Company's subsidiary Oncometrics conducted a field study in conjunction with the British Columbia Cancer Agency and a consortium of hospitals. The two-year field study and analysis approximately 1,000 patient cases qualified to be at high-risk for early lung cancer took place in five countries on three continents. Results from that study show that conventional sputum cytopathology has a reduced sensitivity for early stage lung cancer detection. Most significantly, this study also demonstrated that the AcCell-Savant approach improves, over conventional methods, the detection of the early, most curable, lung cancers by up to several-fold. Further significant performance improvements are anticipated based upon current research and development activities in enhanced and innovative methods of specimen collection; sample deposition, fixation, and staining; panel test design with multiple probes; image analysis algorithms; and computer-aided pattern recognition and classification methods.

        The Company has set the following major near-term (i.e., 18-month) milestones in this lung cancer screening business development program: (1) completion of comprehensive system requirements and specifications from specimen collection and preparation through cellular analysis, diagnosis and reporting,
(2) development of the clinical instrument ("intended use" apparatus), (3) submission of appropriate supplemental patent protection, (4) completion of a pre-clinical trial (i.e., pilot run) with adequate screening test sensitivity and specificity, (5) demonstration of revenues from research instrument sales, and (6) demonstration of revenues from per-test usage fees at Alpha and Beta sites.

        Markets and Products. The Company's products and equipment are sold to customers that operate principally in the clinical laboratory segments of the healthcare market. Currently, marketing of the AcCell systems and TracCell is conducted through one employee and is focused primarily in the research and development markets. Modest sales of the AcCell-Savant have been made to academic and research laboratories through licensing agreements which provide the Company a right of first refusal to commercialization rights of any intellectual property related to applications related to use of the AcCell-Savant developed by such laboratories. The Company presently has no third-party distributor arrangements. Other than for research use and clinical use with restrictions, sales of AcCell-Savant in the United States may not be made without FDA clearance of a pre-market approval application of the intended use apparatus under the FD&C Act. See "Risk Factors--Government Regulation."

        The Company is exploring joint ventures with partners to combine Savant and/or AcCell proprietary technology with a partner's intellectual property and the Company would sell its platforms for use in combination with the partner's intellectual property. The Company is also exploring alliance relationships with partners that may further speed the commercialization of the early lung cancer screening test by bringing additional technology (e.g., lung cancer probes for panel assays), prospective customers (e.g., clinical trial sites and end-users), distribution channels (e.g., pharmaceutical industry), and programmatic funding.

        For additional information regarding the Company's products, competition and intellectual property, see "Risk Factors--Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products;" "--Technological Change and Competition; "--Delayed or Unsuccessful Product Development"; "--Government Regulation;" and "--Protection of Intellectual Property."

        The Company's principal executive offices are located at 920 North Franklin Street, Suite 402, Chicago, Illinois 60610, and its telephone number is
(312) 642-9200.

                                  THE OFFERING

Securities offered ..........   250,000 shares of Common Stock offered by the
                                Selling Securityholder.

Common Stock outstanding
  after the Offering(1) .....   5,741,901 shares (which assumes the conversion
                                of the Convertible Note to acquire an aggregate of 250,000 Shares to be sold in this Offering).

Use of Proceeds .............   The Company will not receive any proceeds from
                                the sale of the Common Stock by the Selling
                                Securityholder. If the holder fully converts the Convertible Note into the Shares, the Company will be relieved of the obligations to repay to the holder the CND$500,000 principal amount of the Convertible Note. Any such resulting savings will be used by the Company for general corporate purposes, including research and development, and working capital.

Nasdaq SmallCap
Market Symbol ...............   ACMI

------------

(1) Based upon shares outstanding at November 4, 1999. Excludes: (i) an aggregate of 2,229,784 shares reserved for issuance upon exercise of warrants outstanding at November 4, 1999; (ii) an aggregate of 629,620 shares reserved for issuance upon the conversion of the shares of Series A Convertible Preferred Stock outstanding at November 4, 1999; (iii) an aggregate of 675,437 shares reserved for issuance upon the exercise of stock options outstanding at November 4, 1999; and (iv) an aggregate of 88,650 shares reserved for issuance upon exercise of options available for future grant under the Company's stock option plans. On May 23, 1997, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation increasing the authorized Common Stock from 30,000,000 shares to 50,000,000 shares. On May 19, 1998, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation effecting a one-for-six reverse stock split on the Common Stock which became effective at the opening of trading on May 21, 1998.

                                  RISK FACTORS

        AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 2 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

        SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL CAPITAL. The Company has expended substantial funds for research and product development, and other working capital and general corporate purposes. Management believes that the Company's existing capital resources and anticipated internally generated revenues will not provide sufficient capital to meet the Company's current and projected requirements over the next 12 months. Additional financing will be required to fund the Company's proposed operations during the next 12-month period. The Company may seek to raise such additional funds through public or private financings, collaborative relationships or other arrangements. The Company currently has no commitments with respect to sources of additional financing, and there can be no assurance that any such financing sources will be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations or out-sourcing, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders.

        The Company's future liquidity and capital requirements will depend upon numerous factors including the costs, timing and success of the Company's product development efforts, the ability to cost effectively contract with a third party manufacturer or the costs and timing of expansion of manufacturing capacity, the costs and timing of potential acquisitions, including the Microsulis Merger, and joint ventures, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts by the Company and its future distributors (if any), the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement matters, and other factors.

        LIMITED RELEVANT OPERATING HISTORY; SIGNIFICANT OPERATING LOSSES; ACCUMULATED DEFICIT; CHARGES ARISING FROM AMORTIZATION OF GOODWILL AND IN-PROCESS RESEARCH AND DEVELOPMENT, ISSUANCE OF CONVERTIBLE NOTES; UNCERTAINTY OF PROFITABILITY. The Company was formed in 1988 under the name Alamar Biosciences, Inc. and was engaged primarily in research and development of microbiology products based on the alamarBlue technology. Prior to the Alamar Merger, the Company never realized any significant revenues from product sales. AccuMed, Inc. was incorporated in February 1994 and, effective January 1995, acquired the Sensititre microbiology business. Until such acquisition, AccuMed, Inc. had no revenues and operations consisted of a limited amount of cytopathology research and development. Accordingly, although the Sensititre business had a significant operating history and revenues from sales, AccuMed, Inc., as a separate entity, had very limited operating history prior to the Alamar Merger. Upon consummation of the Alamar Merger, the operations of the Company and AccuMed, Inc. were combined, and the Company began to develop, manufacture and sell both the alamarBlue and the Sensititre microbiology products and recently (in 1996 and 1997) began to commercialize certain cytopathology products. In March 1997, the Company acquired the ESP Product Line from Difco. The Company has been advised that Difco, and its affiliates Difco Laboratories Incorporated, a Michigan corporation, and Difco Laboratories Incorporated, a Wisconsin corporation, had been engaged in the production of the ESP Product Line since 1992. Accordingly, there was a limited relevant operating history with respect to the ESP Product Line upon which an evaluation of its prospects could be made. Difco was not able to conduct the ESP Business in a profitable manner and the Company conducted the ESP Business in a profitable manner for only a limited time before selling the Microbiology Business to Trek in January 1999. The Company acquired a two-thirds interest in Oncometrics in October 1996 and in June 1998 acquired sole ownership of Oncometrics, which was formed in 1995. The Company is in the development and initial testing stages of a cell and sample analysis instrument platform, the AcCell-Savant, incorporating the Oncometric's technology. Thus, the Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in a continually evolving industry with an increasing number of market entrants and intense competition as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of new products based on innovative technology.

        The Company has incurred significant net operating losses in each fiscal quarter since its inception. For the fiscal year ended December 31, 1998, and for the six-month period ended June 30, 1999, the Company's net operating losses from continuing operations were approximately $10,359,755 million and $2,721,855 million, respectively. As of June 30, 1999, the Company had an accumulated deficit of approximately $54,427,921 million. Losses are expected to continue for the foreseeable future until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will be able to implement successfully its operating strategy, generate increased revenues or ever achieve profitable operations. See "--Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products."

        During the first quarter of 1997, certain contingencies were satisfied with respect to 940,955 shares of Common Stock and warrants to purchase 63,472 shares of Common Stock issued in connection with the Alamar Merger. As a result, approximately $3.6 million, the fair market value of such securities at the date on which such contingencies were satisfied were recorded as goodwill associated with the Alamar Merger and charged off in its entirety to operations during the three months ended March 31, 1997 as an impaired asset.

        The Company's acquisition of a two-thirds equity interest in Oncometrics was accounted for under the purchase method of accounting, resulting in approximately $1.6 million of acquired in-process research and development and approximately $1.1 million of purchased technology. The $1.1 million of purchased technology will be amortized over its useful life of seven years and the $1.6 million of acquired in-process research and development was written off as a charge to earnings in the last quarter of 1996.

        The Company's acquisition of all of the outstanding shares of Common Stock not previously owned by the Company of RADCO for an aggregate cost to the Company of $1.4 million also included approximately $800,000 of acquired in-process research and development. Amounts recorded as acquired in-process research and development for the RADCO acquisition were written off as a charge to earnings in the last quarter of 1996.

        Issuance of Convertible Notes in the aggregate principal amount of $8.5 million during the first quarter of 1997 at a conversion rate of $0.50 less than the market price at the time of issuance resulted in recognition of a discount of $1.9 million recorded against such notes at the date of issuance. Such notes were first convertible during the second quarter of 1997, which resulted in such $1.9 million being written off as a non-cash charge against earnings during such quarter. The Company extinguished debt with a carrying value of $4,818,800 through the issuance of Series A Convertible Preferred Stock and warrants to purchase Common Stock with a fair value of $5,986,880 including transaction fees, resulting in an extraordinary loss of $1,168,000 in February 1998.

        CONVERTIBLE PREFERRED RANK SENIOR TO COMMON STOCK. If the Company were to liquidate, proceeds from the sale of assets would be applied first to satisfy the Company's outstanding indebtedness of the Company, including trade debt. At November 4, 1999, the Company's only indebtedness other than trade debt is the Convertible Note in the principal amount of CND$500,000 which would be required to be converted, at least in part, by the Selling Securityholder if it is to sell Shares in this Offering. Any proceeds remaining after full satisfaction of all indebtedness of the Company would be applied to satisfy the liquidation preference of the Series A Convertible Preferred (the "Convertible Preferred") and other preferred stock of the Company, if any is then outstanding, which has parity as to liquidation preference with the Convertible Preferred (on a pro rata basis if such remaining proceeds were insufficient to satisfy fully such liquidation preferences). The aggregate liquidation preference of the Convertible Preferred outstanding at November 4, 1999 is $4,249,735. There can be no assurances that any proceeds would remain for distribution to holders of Common Stock following satisfaction of such indebtedness and liquidation preferences.

        UNCERTAINTY OF MARKET ACCEPTANCE AND INITIAL INVESTMENT IN CYTOPATHOLOGY PRODUCTS. The Company has generated limited revenues from the sale of its cytopathology products to date. The Company's success, growth and profitability will depend primarily successful development, and market acceptance of the AcCell-Savant in the cytology or genetic market, and will depend to a lesser extent on market acceptance of the AcCell System 2000 and 2001 and the TracCell 2000 for use in connection with cervical cancer screening by cytopathology laboratories, or the Company's ability to acquire marketable technologies and products through acquisitions, such as the Microsulis Merger, or the ability of the Company to enter into joint ventures which include operational financing from a partner.

        The Company currently markets the AcCell cytopathology products directly and on a limited basis in order to collect, analyze and document performance data of the products in several primary clinical cytology laboratory market segments. The AcCell/Savant(TM) DNA image cytometer, the Company's next generation product, is currently in development and prototyping. Marketing efforts for the

AcCell/Savant began in the latter half of 1999. Such marketing has resulted in only modest sales of the AcCell/Savant to academic and research laboratories through licensing agreements which provide the Company a right of first refusal to commercialization rights of any intellectual property related to applications related to use of the AcCell/Savant developed by such laboratories. See "-- Technological Change and Competition."

        LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE; LACK OF THIRD-PARTY DISTRIBUTORS. In order for the Company to increase revenues and achieve profitability, the Company's current and proposed products must achieve a significant degree of market acceptance. The Company has only limited experience marketing and selling its cytopathology products. The Company currently distributes its products directly through one internal sales employee. The Company currently has no arrangements with third-party distributors. The Company intends to continue to distribute its products as it is presently, and if demand and opportunity warrant, the Company may expand its internal sales and marketing efforts and/or enter into arrangements with third-party distributors.

        In 1996, the Company entered into its initial distribution arrangement and commenced direct sales efforts with respect to cytopathology products. In August 1998, the Company and Leica Microscopy and Systems GmbH ("Leica") terminated a distribution agreement (commenced in May 1997) which had granted Leica exclusive third-party distribution rights outside the Western Hemisphere for the AcCell Systems and has a right of first negotiation with respect to TracCell 2000 and other future cytopathology products. While the agreement was in effect, Leica sold very few AcCell Systems to end-users. In September 1997, the Company and Olympus terminated the distribution agreement entered into in May 1996 which had granted Olympus exclusive distribution rights for the AcCell Systems in the Western Hemisphere. While the agreement was in effect, Olympus sold very few AcCell Systems to end-users. Furthermore, as required by the agreement, the Company has repurchased the AcCell Systems that were in Olympus' inventory.

        The Company and Sunquest Information Systems, Inc. entered into a five-year Finders Agreement on April 30, 1998. Pursuant to the Finders Agreement, Sunquest has the right to market, in collaboration with the Company, licenses for the Company's AcCell, TracCell, SpeciFind and Data Management System (DMS)/network software products to Sunquest software endusers in the United States and Canada. On October 23, 1998, the Company advised Sunquest that it refrain from any making efforts pursuant to the agreement until further notice. No sales or licenses were made under such agreement.

        The Company will be required to enter into successful distribution arrangements in order to achieve broad distribution of its products. There can be no assurance that the Company will be able to enter into and maintain such arrangements with distributors on acceptable terms, or on a timely basis, if ever. If the Company is able to enter into such arrangements, it will be dependent upon such distributors to assist it in promoting market acceptance of and demand for its products. In addition, because the Company intends to rely on a limited number of distributors, sales to these distributors could account for a significant portion of the Company's revenues. There can be no assurance that these distributors will devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company's distributors may give higher priority to the products of other medical suppliers or their own products, thus reducing their efforts to sell the Company's products. If any of the Company's distributors becomes unwilling or unable to promote, market and sell its products, the Company's business, financial condition and results of operations would be materially adversely affected.

        UNCERTAINTY OF PROFITABLE CYTOPATHOLOGY MANUFACTURING. The Company has developed the system for assembling the AcCell Systems. Presently, the Company has a significant inventory of AcCell Systems and a limited number of TracCells which would be available to fill sale orders for such products. If product demand were to increase beyond that which could be filled through such inventory, the Company intends to out-source assembly of such products. There can be no assurance that the Company will be able to enter into a cost-effective arrangement for assembly of the AcCell Systems or the TracCell 2000 on a timely basis, if at all. Furthermore, there can be no assurance that the Company will continue to be able to obtain the component parts to the AcCell 2000 products which have previously been supplied by a variety of vendors. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

        PROTECTION OF INTELLECTUAL PROPERTY. The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights.

        As of the date of this Prospectus, the Company owns 18 issued patents, including 12 United States patents, four United Kingdom patents, one German patent, and one Canadian patent. In addition, the Company has 35 patent applications pending throughout the world, including 11 United States patent applications, eight Canadian patent applications, five German patent applications, five international patent applications, three European patent applications, one United Kingdom patent application, one Australian patent application, and one Japanese patent application. The Company is continuing to prepare additional patent applications.

        Since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or another relevant patent applicant was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions. Protections relating to portions of such technology may be challenged or circumvented by competitors and other portions may be in the public domain or protectable only under state trade secret laws. There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies.

        The Company owns a Canadian trademark registration for the mark "ONCOMETRICS." In addition, the Company has eight pending U.S. trademark applications for the marks "TRACCELL," "ACCELL-SAVANT," "ONCOMETRICS," "SPECIFIND," "MACCELL," "MACROVISION," "RELATIONAL CYTOPATHOLOGY REVIEW GUIDE," and "IMPROVING CYTOLOGY PROCESSES." The Company may file additional U.S. and foreign trademark applications in the future. However, no additional trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.

        The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.

        There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.

        The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products.

        There can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.

        TECHNOLOGICAL CHANGE AND COMPETITION. The Company's AcCell System and TracCell 2000 face competition from companies that have developed or may be developing competing systems. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of a company that currently markets imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a pre-market approval application (a "PMA") to the FDA under the United States Food, Drug and Cosmetic Act (the "FD&C Act"). Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the Company's business, financial condition and results of operations could be materially adversely affected.

        The medical diagnostics industry is characterized by rapid product development and technological advances. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations.

        DELAYED OR UNSUCCESSFUL PRODUCT DEVELOPMENT. The Company's growth and profitability will depend, in part, upon its ability to complete development of and successfully introduce new products. The Company will likely be required to undertake time-consuming and costly development activities and seek regulatory approval for new products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, that regulatory clearance or approval of these or any new products will be granted on a timely basis, if ever, or that the new products will adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of the Company's products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development or the abandonment of such products. Consequently, there can be no assurance that any of the Company's products under development will be successfully developed or manufactured or, if developed and manufactured, that such products will meet price or performance objectives, be developed on a timely basis or prove to be as effective as competing products. The inability to successfully complete development of a product or application, or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company to reassess its business strategy. Such reassessment could lead to changes in the Company's overall business plan, including the relative emphasis on current, as well as future, products. See "- Government Regulation."

        GOVERNMENT REGULATION. The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and any applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

        United States regulatory requirements promulgated under the FD&C Act provide that the TracCell and certain of the Company's products in development may not be shipped in interstate commerce without prior authorization from the FDA. Such authorization is based on a review by the FDA of the product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Notification or a PMA. The process of obtaining marketing clearance from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.

        A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed. An applicant is permitted to begin marketing a product as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days.

        A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.

        FDA marketing clearances, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

        Under current interpretation of FDA regulations, marketing of the AcCell 2000 in the United States does not require FDA marketing clearance. Marketing of the TracCell 2000 in the United States, however, does require pre-marketing clearance by the FDA, which clearance was granted to the Company in August 1997.

        Marketing in the United States of the Company's products under development may require additional FDA clearances. For example, the AcCell-Savant DNA image cytometer, the Company's next generation product currently in development and prototyping, may not be sold (other than for research use and clinical use with restrictions) in the United States without FDA clearance of a pre-market approval application of the intended use apparatus under the FD&C Act.

not be sold in the United States unless and until the Company has obtained FDA marketing clearance, either through a 510(k) Notification or a PMA. The Company is currently conducting research and development with respect to the AcCell-Savant and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared for marketing by the FDA or other applicable regulatory authorities or, if such clearance is received, that such marketing clearance will not be withdrawn.

        Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance generally are subject to both FDA certificate for product for export regulations and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory clearances will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory clearances.

        Underwriters Laboratories Inc. (UL) is an independent, not-for-profit product safety testing and certification organization. The UL Listing Mark on a product indicates that UL has found that samples of this product met UL's safety requirements. These requirements are primarily based on UL's own published Standards for Safety. The AcCell 2000 Series has been tested and found to comply with UL's safety requirements and carries the UL Listing Mark. However, there can be no assurance that the Company will obtain the UL Listing Mark for any proposed products or that any product that the Company may develop or commercialize will obtain the UL Listing Mark.

        The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and is required to be affixed to all medical devices sold in the European Union. The AcCell Series is certified as complying with CE mark requirements. However, no assurance can be given that the Company will obtain the CE mark for any proposed products or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.

        In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations.

        There can be no assurance that the Company will be able to obtain necessary regulatory clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such clearances, the loss of previously received listings or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive, scientific and marketing personnel. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified scientific and management personnel who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

        POTENTIAL FLUCTUATIONS IN FUTURE QUARTERLY RESULTS. The Company expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on various factors, many of which are outside the Company's control. These factors include the success of the marketing efforts of the Company and its future distribution partners (if any), the likelihood, timing and costs associated with obtaining necessary regulatory clearances or approvals, the timing and level of expenditures associated with expansion of sales and marketing activities and overall operations, the Company's ability to cost effectively contract to out-source assembly of its products, the timing of establishment of strategic distribution arrangements and the success of the activities conducted under such arrangements, changes in demand for the Company's products, order cancellations, competition, changes in government regulation and other factors, the timing of significant orders from and shipments to customers, and general economic conditions. These factors are difficult to forecast, and these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

        Fluctuations in quarterly demand for products may adversely affect the continuity of the Company's operations, increase uncertainty in operational planning, disrupt cash flow from operations and increase the volatility of the Company's stock price. The Company's expenditures are based in part on the Company's expectations as to future revenue levels and to a large extent are fixed in the short term. If revenues do not meet expectations, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that period to period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. As a result of the foregoing factors, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

        TEMPORARY EXEMPTION ON NASDAQ SMALLCAP LISTING; RISKS RELATING TO LOW-PRICE STOCKS. From October 1996 until February 19, 1998, the Common Stock traded on The Nasdaq National Market under the symbol "ACMI." Due to the Company's failure to meet the continued listing requirements of the Nasdaq National Market, Nasdaq moved trading of the Common Stock to The Nasdaq SmallCap Market under the symbol "AMCIC" on February 19, 1998, pursuant to a temporary exemption from the initial listing requirements.

        On February 17, 1998, Nasdaq notified the Company that in order to continue listing of the Common Stock on the Nasdaq SmallCap Market the Company must (i) file an application for listing the Common Stock on the Nasdaq SmallCap Market by February 28, 1998, and (ii) file with the Commission on or prior to March 20, 1998, a pro forma balance sheet dated February 28, 1998 showing net tangible assets of a minimum of $7,000,000 and compliance with all criteria for continued listing on the Nasdaq SmallCap Market. The Company filed the required listing application within the prescribed period. On March 20, 1998, the Company filed with the Commission a Current Report on Form 8-K evidencing compliance with the $7,000,000 minimum net tangible assets requirement and all criteria for continued listing, except that, from February 19, 1998 through March 23, 1998 and then again on April 2, 1998, the bid price for the Common Stock dropped below the $1.00 minimum bid price for continued listing.

        On March 17, 1998, Nasdaq granted the Company's request for an extension of the deadline for achieving compliance with the minimum $1.00 price per share of Common Stock to allow time to complete a reverse stock split as a possible means to increase the bid price of the Common Stock. An amendment to the Company's Certificate of Incorporation to effect a one-for-six reverse stock split on the Common Stock was approved by stockholders on May 19, 1998 and became effective at the opening of trading on May 21, 1998 (at which time the new temporary symbol for the Common Stock became "ACMCD"). Nasdaq has required that the bid price remain over $1.00 per share during the ten consecutive trading days (through June 5, 1998) following the effectiveness of the reverse stock split. The Company achieved this requirement.

        In order to maintain listing on The Nasdaq SmallCap Market, the Company will have to maintain certain minimum financial and corporate governance requirements which generally requires either (x) (i) net tangible assets of $2,000,000, (ii) a public float of 500,000 shares with a market value of $1,000,000, (iii) a $1.00 minimum bid price, (iv) 300 round lot stockholders and
(v) two market makers. There can be no assurances that the Company will be able to maintain compliance for continued listing.

        If the Common Stock is not listed on Nasdaq, trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of shares of Common Stock that would be bought and sold, but also through delays in the timing of transactions, reduction in security analyst coverage of the Company and lower prices for the Common Stock than might otherwise be attained. Consequently, investors could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's Common Stock. In addition, delisting could result, in certain circumstances, in the Common Stock becoming characterized as a low-priced or "penny" stock. In such event, the market liquidity for the Company's securities could be severely affected as the Common Stock would be subject to compliance with The Securities Enforcement and Penny Stock Reform Act of 1990. The regulations governing low-priced, so-called "penny" stocks could limit the ability of broker-dealers to sell the Company's Common Stock and, in turn, the ability of stockholders to sell their Common Stock.

        VOLATILITY OF STOCK PRICE. The market price of the shares of the Company's Common Stock, like that of the common stock of many other medical products and high technology companies, has in the past been, and is likely in the future to continue to be, highly volatile. Factors such as fluctuations in the

Company's operating results, announcements of technological innovations or new commercial products by the Company or competitors, government regulation, changes in the current structure of the health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigations have occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

        NEED TO MANAGE EXPANDING OPERATIONS. The Company will be required to expand its operations, particularly in the areas of sales and marketing. Such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate any such growth and compete effectively, the Company may be required to implement and/or improve its information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

        RISK OF LITIGATION; RISK OF PRODUCT RECALLS; POTENTIAL UNAVAILABILITY OF INSURANCE. Commercial screening of Pap smear tests has been characterized by significant malpractice litigation. The Company faces a risk of exposure to product liability, errors and omissions or other claims if the use of its AcCell System 2000 or any future potential products, including the TracCell 2000, is alleged to have contributed to or resulted in a false negative diagnosis. While neither the AcCell System 2000 nor the TracCell 2000 is purported to offer any clinical diagnosis, there can be no assurance that the Company will avoid significant litigation. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

        The Company currently maintains a product liability insurance policy providing maximum coverage of $10.0 million and per occurrence coverage of $10.0 million. The medical device industry in general has experienced increasing difficulty in obtaining and maintaining reasonable product liability coverage, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. There can be no assurance that the Company's existing product liability insurance will be adequate or continue to be available, or that additional product liability insurance will be available to the Company when needed or at a reasonable cost. An inability to maintain insurance at acceptable costs or otherwise protect against potential product liability could prevent or inhibit the continued commercialization of the Company's products. In addition, a product liability claim in excess of relevant insurance coverage or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

        IMPACT OF MEDICARE, MEDICAID AND OTHER THIRD-PARTY REIMBURSEMENT. In the United States, some Pap smear screenings are currently paid for by the patient directly, and the level of reimbursement by third party payers that do provide reimbursement varies considerably. Third party payers (Medicare/Medicaid, private health insurance, health administration authorities in foreign countries and other organizations) may affect the demand, pricing or relative attractiveness of the Company's products and services by regulating the frequency and maximum amount of reimbursement for Pap smear screening provided by such payers or by not providing any reimbursement at all. Restrictions on reimbursement for Pap smear screening may limit the price that the Company can charge for its products or reduce the demand for them. In addition, if the level of reimbursement provided by Medicare and Medicaid is significantly below the amount laboratories and hospitals charge patients to perform Pap smear screening, the size of the potential market available to the Company may be reduced. There can be no assurance that the level of reimbursement for Pap smear screening will achieve, or be maintained at, levels necessary to permit the Company to generate substantial revenues or be profitable.

        In the international market, reimbursement by private third party medical insurance providers, including governmental insurers and providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third party or governmental reimbursement.

        UNCERTAINTY AND POSSIBLE NEGATIVE EFFECTS OF HEALTH CARE REFORM. The health care industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been, and may be, considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and other fundamental changes to the health care delivery system. Health care reform could, for example, result in a reduction in the recommended frequency of Pap smear screening or limitations on reimbursement which would likely reduce the demand for the Company's cytopathology products. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and that public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect that such proposals or their adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

        LACK OF DIVIDENDS. The Company has never paid cash or other dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

        AUTHORIZATION AND POTENTIAL ISSUANCE OF ADDITIONAL PREFERRED STOCK; DELAWARE ANTI-TAKEOVER LAW. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The Company currently has outstanding 944,383 shares of Series A Convertible Preferred Stock. Although the Company does not currently intend to issue any other shares of its Preferred Stock, in the event of issuance, such shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not, under certain circumstances, issue shares of its Preferred Stock. Furthermore, the Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the stockholders, although the Company has no present plans to adopt any such measures. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

        SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. As of November 4, 1999, the Company has outstanding 5,491,901 shares of Common Stock, warrants to purchase 2,229,784 shares of Common Stock, and options to purchase 675,437 shares of Common Stock. As of November 4, 1999, approximately 5,438,126 shares have been sold or are available for immediate sale in the public market pursuant to effective registration statements or exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144 under the Securities Act. The Company has registered the issuance of approximately 20,700 shares of Common Stock issuable upon the exercise of options outstanding pursuant to certain of the Company's stock option plans. Such shares are available for immediate sale in the public market upon exercise of options. In addition to the resale of the 250,000 Shares to be registered hereby, the resale of approximately 2,794,195 shares of Common Stock underlying immediately exercisable warrants or immediately convertible Series A Convertible Preferred Stock has been registered pursuant to currently effective registration statements. The Company also intends to register the resale of approximately 269,400 shares issuable upon exercise of options granted under the 1997 Stock Option Plan approved by stockholders in May 1998.

        YEAR 2000 COMPLIANCE. The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data files containing a two-digit year is commonly referred to as the Year 2000 compliance issue. As the Year 2000 approaches, such systems may be unable to accurately process certain date-based information. The Company and third parties with which it does business rely on numerous computer programs in their day-to-day operations.

        The Company's Year 2000 compliance plan provided for and resulted in the conversion of non- compliant information technology systems in the third quarter of 1999. The conversion project involved three phases: selection and installation of hardware and software, loading the financial database into the new system, and testing. Conversion to Year 2000 compliant information technology systems was completed in the third quarter of 1999.

        The Company has reviewed its non-information technology systems and has determined that any required repair of replacement of imbedded technology should not have a significant impact on the Company's operations. The Company has received representations from its vendors of non-financial network servers and software that these products are Year 2000 compliant. All of the Company's products, including software sold in products to customers, have been developed with consideration for the millennium change, and have undergone specific Year 2000 date testing to verify and validate compliance.

        The Company has made inquiry of its bank and has received representations that the devices and software it uses is Year 2000 compliant.

                               RECENT DEVELOPMENTS

        The Company and Microsulis Corporation, a Florida corporation ("Microsulis"), have entered into a Letter of Intent dated October 6, 1999, as amended (the "Letter of Intent"), pursuant to which Microsulis would be merged (the "Microsulis Merger") with and into the Company or a wholly-owned subsidiary of the Company which would continue to exist as a corporate entity (the "Surviving Corporation"). The Letter of Intent provides that the Company's current stockholders would retain an aggregate of approximately 37.5% of the outstanding Common Stock and Microsulis stockholders would receive an aggregate of approximately 62.5% of the Common Stock in the Surviving Corporation (based on shares of Common Stock. The Common Stock would remain unchanged.

        Microsulis markets, distributes and may manufacture a Microwave Endometrial Ablation system ("MEA system") for the treatment of menorrhagia, a condition of excessive menstrual blood loss in women. MEA is a minimally invasive day-patient or out-patient procedure for the treatment of menorrhagia which can be performed in approximately three to five minutes under local anesthesia. The typical at-home recovery period is approximately two to three days. Unlike other procedures currently on the market, the MEA system employs microwave frequency radiation, which allows for deeper penetration into the endometrium in a much shorter time period than other current procedures. During the procedure, a surgeon inserts an applicator (the "MEA Applicator") into the uterus and moves the MEA Applicator from side to side until the therapeutic temperature is reached and the entire uterine cavity is covered.

        Microsulis has the exclusive right to distribute the MEA system in the United States, Canada and Central and South America pursuant to a 20-year license agreement with Microsulis PLC, a company organized under the laws of the United Kingdom. Microsulis is presently marketing the MEA system for sale in Canada through its wholly-owned subsidiary, Microsulis (Canada) Inc., with the assistance of a distributor, Minogue Medical, Inc.

        Consummation of the Microsulis Merger is subject to the following conditions, among others, (i) satisfaction with the results of a due diligence investigation by each corporation with respect to the other, (ii) negotiation, board approval, and execution and delivery of a definitive merger agreement containing representations, warranties, covenants and conditions customary in such transactions, (iii) effectiveness of a registration statement registering the shares of Common Stock to be issued to Microsulis stockholders and clearance by the Commission of the Company's proxy materials for use in connection with a special meeting of stockholders, and (iv) approval of the Microsulis Merger by the stockholders of the Company and Microsulis. Terms of the Microsulis Merger as set forth in the definitive merger agreement, if any, could be materially different from those of the Letter of Intent as described herein. There can be no assurances that the Microsulis Merger will be consummated.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Securityholder. If the holder fully converts the Convertible Note into the Shares, the Company will be relieved of the obligations to repay to the holder the CND$500,000 principal amount of the Convertible Note. Any such resulting savings will be used by the Company for general corporate purposes, including research and development, and working capital. The Company has agreed to pay certain expenses in connection with this Offering, currently estimated to be approximately $18,000.

                           PRICE RANGE OF COMMON STOCK

        The Company's Common Stock is quoted on the Nasdaq SmallCap Market under the trading symbol "ACMI." On November 4, 1999, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $1.75 per share. Effective May 21, 1998, the Company effected a one-for-six reverse stock split on the Common Stock. The tables below sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock on the Nasdaq SmallCap Market on a post-reverse stock split basis. At November 4, 1999, there were approximately 5,500 beneficial owners of Common Stock.

                                     High              Low
                                     -----            -----
1997 FISCAL YEAR
  First Quarter                      26.63            14.44
  Second Quarter                     24.75            18.00
  Third Quarter                      22.88            13.50
  Fourth Quarter                     18.00             5.63

1998 FISCAL YEAR
  First Quarter                      13.88             3.75
  Second Quarter                      8.63             1.31
  Third Quarter                       2.06             0.56
  Fourth Quarter                      2.75             0.31

1999 FISCAL YEAR
  First Quarter                       1.91             0.59
  Second Quarter                      1.31             0.72
  Third Quarter                       1.22             0.47
  Fourth Quarter (through
  November 4, 1999)                   2.06             0.56

                             SELLING SECURITYHOLDER

        The following table sets forth information as of November 4, 1999 (the "Reference Date") with respect to the beneficial ownership of shares of Common Stock by the Selling Securityholder. At the Reference Date there were approximately 5,491,901 shares of Common Stock outstanding (subject to further adjustment to reflect issuance of one additional whole share of Common Stock in lieu of a fractional share otherwise issuable in the one-for-six reverse stock split effective May 21, 1998).

                                                   Shares to
                      Shares Beneficially Owned    be Sold in   Shares Beneficially Owned
                         Prior to Offering(1)       Offering        After Offering(1)
                      -------------------------    -----------  -------------------------
NAME                     Number        Percent                    Number        Percent
----                     ------        -------                    ------        -------
                         250,000         4.4                        0              *

-----------------------

*       Represents less than 1%.

(1) The Company believes that the person named in the table has sole voting and investment power with respect to all shares of Common Stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants and other securities convertible into Common Stock. The beneficial owner's percentage ownership is determined by including shares underlying securities which are exercisable or convertible into Common Stock by such person currently or within 60 days following the Reference Date, and excluding shares underlying securities held by any other person. The percentage of shares owned after the Offering is calculated assuming that 5,741,901 shares of Common Stock will be outstanding, which includes the 5,491,901 shares outstanding on the Reference Date and an additional 250,000 Shares underlying the Convertible Note which would have to be converted in order to sell the Shares.

(2) Shares listed as held by Xillix Technologies Corp. include 250,000 Shares underlying the Convertible Note that is convertible currently or within 60 days following the Reference Date.

        The Company has agreed to indemnify the Selling Securityholder and the Selling Securityholder has agreed to indemnify the Company against certain civil liabilities, including liabilities under the Securities Act.

        Except as noted under the caption "Certain Relationships and Transactions" below, the Selling Securityholder has held any office or maintained any material relationship with the Company or any of its affiliates during the past three years.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

        Set forth below is certain information regarding certain relationships and transactions between the Selling Securityholder and the Company and Oncometrics during the past three years.

        On October 15, 1996, the Company acquired a two-thirds equity interest in Oncometrics for aggregate consideration of $4.0 million in cash. Of the consideration, $2.0 million was paid to the Selling Securityholder and former parent corporation of Oncometrics for 1,000,000 shares of previously outstanding common stock of Oncometrics ("Oncometrics Stock") pursuant to a Share Purchase Agreement between the Company and the Selling Securityholder dated as of August 16, 1996. The remaining $2.0 million was paid to Oncometrics in consideration for 1,000,0000 newly issued shares of Oncometrics Stock pursuant to Subscription Agreement.

        Between October 15, 1996 and June 25, 1998, a Shareholders Agreement was in effect between the Company and the Selling Securityholder pertaining to, among other things, capital contributions and corporate governance of Oncometrics, and restrictions and procedures for transfer of Oncometrics Stock. Pursuant to the Shareholders Agreement, the Selling Securityholder was entitled to nominate one member of the Oncometrics Board of Directors. Pierre Leduc, President and Chief Executive Officer of the Selling Securityholder, served as a director and Secretary of Oncometrics during the term of such agreement.

        On June 25, 1998 the Company paid a purchase price of CND$500,000 in cash and the Convertible Note in to acquire from the Selling Securityholder the remaining one-third interest in Oncometrics. At such time, Oncometrics became a wholly-owned subsidiary of the Company. The Convertible Note bears interest a the rate of the Prime Rate (as defined therein) plus 2% (or a default rate of prime plus 6%) payable quarterly in arrears. The Convertible Note is convertible in whole or part any time on or after June 25, 1999 at a current conversion rate of US$1.43 per share (subject to adjustment).

                              PLAN OF DISTRIBUTION

        The Selling Securityholder may sell the Shares of Common Stock (i) in an underwritten offering or offerings, (ii) through brokers and dealers, (iii) "at the market" to or through a market maker or in an existing trading market, on an exchange or otherwise, for such Shares, (iv) in other ways not involving market makers or established trading markets, including direct sales to purchasers and
(v) to the extent not prohibited by applicable securities law, in ways other than pursuant to the distribution plan presented in this Prospectus.

        The distribution of Shares of Common Stock may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis.

        In connection with any such underwritten offering, underwriters or agents may receive compensation from the Selling Securityholder for whom they may act as agents in the form of discounts, concessions or compensation in the form of discount, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

        At any time a particular offer of Shares of Common Stock is made, if required, a Prospectus Supplement will be distributed that will set forth the names of the Selling Securityholder(s) offering such Shares of Common Stock, the aggregate amount of such Shares of Common Stock being offered and the terms of the offering, including the names or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendments to the tea Registration Statement of which this Prospectus forms as part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of such Shares of Common Stock.

        The Selling Securityholder and any underwriters, dealers or agents that participate in the distribution of Shares of Common Stock may be deemed to be underwriters, and any profit on the sale of Shares of Common Stock by the Selling Securityholder and any discount, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

        Under an agreement that may be entered into by the Company, underwriters, dealers, and agents who participate in the distribution of Shares of Common stock may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The sale of Shares of Common Stock by Selling Securityholder may also be effect from time to time by Selling Securityholder directly to purchasers or to or through certain broker-dealers. In connection with any such sale, any such broker-dealer, acting as agent or s principal, may be made pursuant to any of the methods described below. Such sales may be made on the Nasdaq or other exchanges on which the Common Stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

        The Shares of Common Stock may also be sold in one or more of the following transactions: (i) a block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus which forms a part of the Registration Statement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange rules; and (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholder may arrange for to the broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Securityholder in amounts to be negotiated immediately prior to the sale that will not exceed the customary in the type of transactions involved. Broker-dealers may also receive compensation from purchasers of the Shares which is not expected to exceed that customary in the types of transactions involved.

        Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act might be sold under Rule 144 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

        The legality of the securities offered by this Prospectus will be passed upon for the Company by its General Counsel, Joyce L. Wallach, Esq.

                                     EXPERTS

        The consolidated financial statements and schedules of AccuMed International, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years and the three-year period ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, L.L.P., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

===================================         ====================================

    No dealer, salesperson or any
other person has been authorized to
give any information or to make any                     250,000 Shares
representations other than those
contained in this Prospectus and,                   ACCUMED INTERNATIONAL,
if given or made, such information
or representations must not be                               INC.
relied upon as having been
authorized by the Company or any                         Common Stock
selling securityholder. This
Prospectus does not constitute an                       --------------
offer to sell, or a solicitation of
any offer to buy any security other
than the shares of Common Stock
offered by this Prospectus, nor                           PROSPECTUS
does it constitute an offer to sell
or a solicitation of any offer to                      ---------------
buy the shares of Common Stock by
anyone in any jurisdiction in which
such offer or solicitation is not
authorized, or in which the person
making such offer or solicitation
is not qualified to do, or to any
person to whom it is unlawful to
make such offer or solicitation.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication information contained
herein is correct as of any time
subsequent to the date hereof.

       ----------------------

         TABLE OF CONTENTS

                                Page
                                ----
Special Note Regarding Forward
Looking Statements ...............

Available Information.............

Additional Information............

Incorporation of Certain
Documents by Reference ...........

Prospectus Summary................

The Company.......................

Risk Factors .....................

Use of Proceeds...................

Selling Securityholder............

Certain Relationships and
Transactions...........

Plan of Distribution..............

Legal Matters.....................

Experts ..........................

===================================          ===================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC registration fee).

SEC registration fee                         $   122
Printing and engraving expenses              $ 3,000
Accounting fees and expenses                 $10,000
Legal fees and expenses                      $ 4,000
Blue Sky fees and expenses                   $   500
Miscellaneous                                $   378
----------------------------------------------------
TOTAL                                        $18,000

        None of these expenses will be paid by the Selling Securityholder pursuant to the terms of the agreement under which the shares of Common Stock to be sold hereby will be issued.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company has provisions in its Certificate of Incorporation which eliminate the liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under Delaware law and provisions which authorize the Company to indemnify its directors and agents by bylaws, agreements or otherwise, to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

        The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

        The Company's officers and directors are covered by a director's and officer's liability insurance policy maintained by the Company. Under the insurance policy, the Company is entitled to be reimbursed for indemnity payments that it is required or permitted to make to its directors and officers.

ITEM 16. EXHIBITS

        The following exhibits are filed herewith:

       EXHIBIT
       NUMBER   DESCRIPTION
       ------   -----------
        4.1     Certificate of Incorporation of the Registrant.(1)

        4.2 Certificate of Amendment to Certificate of Incorporation of the Registrant increasing authorized Common Stock.(2)

        4.5 Certificate of Amendment to Certificate of Incorporation of the Registrant effecting reverse stock split.(3)

        4.6     Specimen Certificate for Common Stock.(1)

        4.7     Bylaws of the Registrant.(1)

        4.8     Amendment No. 1 to Bylaws of the Registrant.(4)

        4.9 Floating Rate Convertible Promissory Note dated June 26, 1998 made by the Registrant in favor of Xillix Technologies Corp. in the original principal amount of CND$500,000.

        5.1 Opinion of Joyce L. Wallach, Esq., counsel to the Registrant, regarding the legality of the securities offered hereby.

        23.1    Consent of Joyce L. Wallach, Esq., counsel to the Registrant,
                (contained in Exhibit 5.1).

        23.2    Consent of KPMG LLP.

        24.1    Powers of Attorney (contained in the signature page).

------------------------

(1) Incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995.

(2) Incorporated by reference to the Registration Statement on Form S-3 (Regis. No. 333-28125) filed with the Commission on May 30, 1997.

(3) Incorporated by reference to the Registration Statement on Form S-3 (Regis. No. 333-56393) filed with the Commission on June 9, 1998.

(4) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1997.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

--------

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on November 9, 1999.

ACCUMED INTERNATIONAL, INC.

By:/s/Paul F. Lavallee,
   -------------------------------------
   Chairman, Chief Executive Officer
   and Principal Accounting Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul F. Lavallee attorney-in-fact for the undersigned, with the power of substitution, for the undersigned in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents inc connection therewith, with the Securities and Exchange Commission, hereby certifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes may lawfully do or causes to be done by virtue hereof.

Signature                                          Title                                     Date
---------                                          -----                                     ----
 /s/ Paul F. Lavallee                  Chairman of the Board,                           November 9, 1999
---------------------------------      and Chief Executive Officer, and
(Paul F. Lavallee)                     Principal Accounting Officer (Principal
                                       Executive Officer and Principal
                                       Accounting Officer)

 /s/ Mark Banister                     Director                                         November 9, 1999
---------------------------------
(Mark Banister)

Signature                                          Title                                     Date
---------                                          -----                                     ----
 /s/ Jack H. Halperin                  Director                                          November 9, 1999
---------------------------------
(Jack H. Halperin)

 /s/ Robert L. Priddy                  Director                                          November 9, 1999
---------------------------------
(Robert L. Priddy)

 /s/ Leonard M. Schiller               Director                                          November 9, 1999
---------------------------------
(Leonard M. Schiller)

                                INDEX TO EXHIBITS

       EXHIBIT
       NUMBER   DESCRIPTION
       ------   -----------
        4.1     Certificate of Incorporation of the Registrant.(1)

        4.2 Certificate of Amendment to Certificate of Incorporation of the Registrant increasing authorized Common Stock.(2)

        4.5 Certificate of Amendment to Certificate of Incorporation of the Registrant effecting reverse stock split.(3)

        4.6     Specimen Certificate for Common Stock.(1)

        4.7     Bylaws of the Registrant.(1)

        4.8     Amendment No. 1 to Bylaws of the Registrant.(4)

        4.9 Floating Rate Convertible Promissory Note dated June 26, 1998 made by the Registrant in favor of Xillix Technologies Corp. in the original principal amount of CND$500,000.

        5.1 Opinion of Joyce L. Wallach, Esq., counsel to the Registrant, regarding the legality of the securities offered hereby.

        23.1    Consent of Joyce L. Wallach, Esq., counsel to the Registrant,
                (contained in Exhibit 5.1).

        23.2    Consent of KPMG LLP.

        24.1    Powers of Attorney (contained in the signature page).

------------------------

(1) Incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995.

(2) Incorporated by reference to the Registration Statement on Form S-3 (Regis. No. 333-28125) filed with the Commission on May 30, 1997.

(3) Incorporated by reference to the Registration Statement on Form S-3 (Regis. No. 333-56393) filed with the Commission on June 9, 1998.

(4) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1997.